Exhibit 99.1

News Release

Republic First Bancorp, Inc.

October 4, 2022

Republic First Bancorp, Inc. Announces Cooperation Agreement with Driver Management

Peter B. Bartholow appointed as an Independent Director to the Board

PHILADELPHIA, Oct. 4, 2022 /PRNewswire/ -- Republic First Bancorp, Inc. (NASDAQ: FRBK) (the “Company”), the holding company for Republic First Bank d/b/a Republic Bank (the “Bank”), today announced it has entered into a multi-year cooperation agreement (the “Cooperation Agreement”) with Driver Management Company LLC and its affiliates (collectively, “Driver Management”), which together own 1,680,197 shares of the Company’s outstanding common stock.

Under the Cooperation Agreement, the Company appointed Peter B. Bartholow to the Company’s Board of Directors (the “Board”) with a term expiring at the Company’s 2022 Annual Meeting of Shareholders (the “2022 Annual Meeting”). The Company will also include Mr. Bartholow on its slate of candidates standing for election at the 2022 Annual Meeting. Mr. Bartholow is the former Chief Financial Officer and Chief Operations Officer and board member of Texas Capital Bancshares, Inc. With Mr. Bartholow’s addition, one third of the directors on the Board will have joined the Board within the past three months and two thirds of the directors will have joined within the past six years.

Additionally, Driver Management has agreed to withdraw its notice of intent to nominate director candidates for election at the 2022 Annual Meeting and cease all solicitations or proxies and other activities in connection with the 2022 Annual Meeting, subject to limited exceptions. With respect to each annual or special meeting of the Company’s shareholders during the term of the Cooperation Agreement, Driver Management has also agreed to customary standstill provisions and voting commitments, a general release of claims with respect to the Company and its affiliates and to voluntarily dismiss with prejudice any and all claims asserted in any actions against the Company or its affiliates in their entirety.

“We are pleased to have reached this cooperation framework with Driver Management, which we believe is in the best interests of the Company, our shareholders and the other constituencies we serve,” said Harry D. Madonna, Executive Chair of the Board and Interim Chief Executive Officer of the Company. “Peter is a welcome addition to our Board, and brings an extensive knowledge of capital markets and mergers and acquisitions, particularly in the community banking space. The Company looks forward to leveraging his experience as we continue to serve our communities and position the Company for value creation while we pursue our ongoing strategic review. We look forward to cooperating with Driver Management going forward.”

“Driver Management is appreciative of the collaborative and constructive approach taken by the Board in reaching this Cooperation Agreement. The Board’s addition of Peter and its commitment to a full review of its strategic direction with its advisors are pivotal steps forward,” said J. Abbott R. Cooper, Managing Member of Driver Management. “We look forward to continued discourse and collaboration with the Company to unlock value.”

The complete Cooperation Agreement between the Company and Driver Management will be included as an exhibit to the Company’s Current Report on Form 8-K, which will be filed with the U.S. Securities and Exchange Commission (the “SEC”). Longacre Square Partners and LDG Advisory, LLC served as advisors to Driver Management in connection with the Cooperation Agreement.

About Republic First Bancorp, Inc.

Republic First Bancorp, Inc. is the holding company for Republic First Bank, which does business under the name Republic Bank. Republic Bank is a full-service, state-chartered commercial bank, whose deposits are insured up to the applicable limits by the Federal Deposit Insurance Corporation (FDIC). The Bank provides diversified financial products through its thirty-four stores located in Greater Philadelphia, Southern New Jersey, and New York City. Republic Bank stores have extended lobby and drive-thru hours providing customers with some of the most convenient hours compared to any bank in its market. The Bank offers free checking, coin counting, ATM/debit cards issued on the spot and access to more than 55,000 surcharge free ATMs worldwide via the Allpoint Network. The Bank also offers a wide range of residential mortgage products through its mortgage division, which does business under the name of Oak Mortgage Company. For more information about Republic Bank, visit www.myrepublicbank.com.

Forward Looking Statements

The Company may from time to time make written or oral “forward-looking statements”, including statements contained in this release and in the Company’s filings with the SEC. These forward-looking statements include statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, estimates, and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond the Company’s control. These factors include competition, timing, credit risks of lending activities, changes in general economic conditions, price pressures on loan and deposit products, and other factors detailed from time to time in the Company’s filings with the SEC. The words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, and similar expressions are intended to identify forward-looking statements. All such statements are made in good faith by the Company pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company, except as may be required by applicable law or regulations.

Important Additional Information

The Company intends to file a proxy statement and may file a proxy card with the SEC in connection with the Company’s 2022 Annual Meeting and, in connection therewith, the Company, certain of its directors and executive officers will be participants in the solicitation of proxies from the Company’s shareholders in connection with such meeting. SHAREHOLDERS OF THE COMPANY ARE STRONGLY ENCOURAGED TO READ SUCH PROXY STATEMENT, ACCOMPANYING PROXY CARD AND ALL OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE 2022 ANNUAL MEETING. The Company’s definitive proxy statement for the 2021 annual meeting of shareholders contains information regarding the direct and indirect interests, by security holdings or otherwise, of the Company’s directors and executive officers in the Company’s securities. Information regarding subsequent changes to their holdings of the Company’s securities can be found in the SEC filings on Forms 3, 4, and 5, which are available on the Company’s website at http://investors.myrepublicbank.com/ or through the SEC's website at www.sec.gov. Information can also be found in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 on file with the SEC. Updated information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive proxy statement and other materials to be filed with the SEC in connection with the 2022 Annual Meeting. Shareholders will be able to obtain the definitive proxy statement, any amendments or supplements to the proxy statement and other documents filed by the Company with the SEC at no charge at the SEC's website at www.sec.gov. Copies will also be available at no charge at the Company's website at http://investors.myrepublicbank.com.

Contacts:	David Neff	Michael Gaimari
	Neff	Neff
	C: 215-681-6333	C: 609-805-6433
	E: dn@neffknows.com	E: mg@neffknows.com

SOURCE	Republic First Bancorp, Inc.